

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
509 Madison Avenue, Suite 306
New York, New York 10022

> **Re: Tonix Pharmaceuticals Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2014**
> **File No. 333-197824**

Dear Dr. Lederman:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

General

1. Please provide an analysis of your eligibility to use Form S-3 for this offering in your correspondence. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Marc J. Ross, Esq.
       James M. Turner, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway, 32nd Floor
       New York, New York 10006